Exhibit 21.1

List of Subsidiaries

The following is a list of subsidiaries of Mitek Systems, Inc., omitting certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of September 30, 2024.

Name of Entity	Jurisdiction
A2iA Corp.	United States of America
A2iA LLC	Russia
A2iA SAS	France
DSP Labs LLC	Russia
HooYu Ltd.	United Kingdom
ICAR Mexico, Business Identity Intelligence S.A.	Mexico
ICAR Sistemas Informaticos e de Identificacao LTDA	Brazil
IDChecker, Inc.	United States of America
ID R&D, Inc.	United States of America
Mitek Holding B.V.	Netherlands
Mitek Systems B.V.	Netherlands
Mitek Systems Canada, Inc.	Canada
Mitek Systems IDV, S.L.U.	Spain
Mitek Systems Private Limited	United Kingdom